November 5, 2010
To Whom It May Concern
Company Name: JX Holdings, Inc.
Name of Representative: Mitsunori Takahagi, Representative Director, President
Code No. 5020, First Sections of the Tokyo Stock Exchange, Osaka Securities Exchange, and Nagoya Stock Exchange
Direct your queries to: Masayoshi Yamamoto,
Group Manager, Investor Relations Group,
Finance & Investor Relations Department
(Tel: +81-3-6275-5009)

Notification Concerning the Difference Between the Consolidated Earnings Forecast and the Actual Earnings During the First Half and Revisions to the Annual Consolidated Earnings Forecast for the Fiscal Year Ending March 31, 2011

JX Holdings, Inc. (the “Company”) would like to provide notification of the difference between the forecast and the actual earnings during the first half for the fiscal year ending March 31, 2011, released August 3, 2010.

Additionally, based on recent performance trends, the Company announces the revisions made to the annual consolidated earnings forecast for the fiscal year ending March 31, 2011 announced on May 10, 2010.

1.	Difference Between the Consolidated Earnings Forecast and the Actual Earnings During the First Half of the Fiscal Year Ending March 31, 2011 (From April 1, 2010 to September 30, 2010)

(Millions of yen)

	Net Sales	Operating Income	Ordinary Income	Net Income	Net Income per Share (yen)
Previously Announced Forecast (A) (Announced on August 3, 2010)	4,440,000	50,000	85,000	260,000	104.55
Actual Earnings (B)	4,531,465	76,378	115,128	286,728	115.29
Increase/Decrease (B-A)	91,465	26,378	30,128	26,728	-
Percentage Increase/Decrease	2.1%	52.8%	35.4%	10.3%	-
(Reference) Previous Earnings (First Half ended March 2010)	-	-	-	-	-

2.	Revisions to the Annual Consolidated Earnings Forecast for the Fiscal Year Ending March 31, 2011 (From April 1, 2010 to March 31, 2011)

(Millions of yen)

	Net Sales	Operating Income	Ordinary Income	Net Income	Net Income per Share (yen)
Previously Announced Forecast (A) (Announced on May 10, 2010)	9,160,000	170,000	220,000	270,000	108.57
Revised Forecast (B)	9,390,000	150,000	220,000	320,000	128.67
Increase/Decrease (B-A)	230,000	(20,000)	0	50,000	-
Percentage Increase/Decrease	2.5%	(11.8%)	0.0%	18.5%	-
(Reference) Previous Earnings (Fiscal Year ended March 2010)	-	-	-	-	-

3.
Reasons for the Difference Between the Consolidated Earnings Forecast and the Actual Earnings During the First Half and the Revisions to the Annual Consolidated Earnings Forecast for the Fiscal Year Ending March 31, 2011

(Reason for the Difference Between the Consolidated Earnings Forecast and the Actual Earnings During the First Half)

Net sales of the consolidated financial results for the first half earning period exceeded the previous forecast (announced on August 3, 2010), as a result of the increases in the sales volume of petroleum products.  In addition, operating income, ordinary income, and net income have also all exceeded previous performance forecasts reflecting the increases in the sales volume and the improvements in the margins of petroleum products.

(Reason for the Revisions to the Annual Consolidated Earnings Forecast for the Fiscal Year Ending March 31, 2011)

The Company estimates that net sales will be 9,390.0 billion yen (an increase of 2.5% compared with the previous forecast announced on May 10, 2010) reflecting increases in the sales volume of petroleum products.

Compared with the previous forecast, despite improvements in the margins of petroleum products, operating income is expected to be 150.0 billion yen (a decrease of 20.0 billion yen compared with the previous forecast), primarily as a result of the adverse impact of inventory valuation from a decline in crude oil prices due to the stronger yen.  Ordinary income is expected to be 220.0 billion yen (identical to the previous forecast) due to the improvement in equity in earnings of affiliates accompanying increase in copper prices.

The Company forecasts that ordinary income for the fiscal year will rise to 255.0 billion yen excluding the impact of inventory valuation, an 85.0 billion yen increase in comparison with the previous forecast.

(Impact of Inventory Valuation)			(Billions of yen)

	Previously Announced Forecast (A)	Revised Forecast (B)	Increase/Decrease (B-A)
Impact of Inventory Valuation	50.0	(35.0)	(85.0)
Operating Income Excluding Impact of Inventory Valuation	120.0	185.0	65.0
Ordinary Income Excluding Impact of Inventory Valuation	170.0	255.0	85.0

Net income is expected to be 320.0 billion yen (an increase of 50.0 billion yen compared with the previous forecast) primarily as a result of an increase of 46.5 billion yen to 226.5 billion yen related to the one-time amortization amount of negative goodwill associated with business integration (gain on negative goodwill).

This forecast assumes on a full-year average, a crude oil price (Dubai crude) of $78 per barrel ($80 for the second half on average), and an international price for copper (LME price) of 322 cents per pound, and an exchange rate of 84 yen per U.S. dollar (80 yen per U.S. dollar for the second half on average).

(Previous forecast: crude oil price of $80 per barrel; and an international copper price of 280 cents per pound, and an exchange rate of 90 yen per U.S. dollar.)

(Note) This report contains certain forward-looking statements. These forward-looking statements may be identified by words such as “believes”, “expects”, “anticipates”, “projects”, “ intends”, “should”, “seeks”, “estimates”, “future” or similar expressions or by discussions of, among other things, strategy, goals, plans or intentions.  Actual results may differ materially in the future from those reflected in forward-looking statements contained in this notice, due to various factors including but not limited to: (1) macroeconomic condition and general industry conditions such as the competitive environment for companies in energy, resources and materials industries; (2) regulatory and litigation matters and risks; (3) legislative developments; and (4) changes in tax and other laws and the effect of changes in general economic conditions.

End of Document